6620 West Broad Street Richmond, VA 23230 www.genworth.com

August 20, 2008

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc. Form 10-K for fiscal year ended December 31, 2007 File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated July 24, 2008 to Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates

Valuation of investment securities, page 90

1.      You disclosed that fair values for $45.1 billion of your fixed maturity securities are provided by independent pricing services. You also disclose that “un-priced securities are submitted to brokers for valuations” and “for securities that are not priced by the independent pricing services or brokers, our third-party asset managers estimate values…” This disclosure appears to indicate that third-parties determine fair value rather than management. If this is not the case, please revise your disclosure to clarify. In either case, please describe the techniques and disclose the assumptions used to determine fair value. Further, while you are not required to indicate or infer that third-parties determine fair value, when you do so, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Mr. Jim B. Rosenberg

August 20, 2008

We acknowledge that management, rather than third parties, is responsible for, and ultimately determines, the fair value estimates of investment securities. As set forth below, we have revised our disclosure to clarify that management’s estimates were used in determining the fair value of investment securities.

We note that your comment also references disclosure of the techniques and assumptions used to determine fair value. Upon our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, on January 1, 2008, we included additional disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on April 29, 2008, regarding fair value measurements that are in compliance with SFAS No. 157, which address the disclosure requirements requested in your comments. We further updated the disclosure on fair value measurement for investment securities in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 4, 2008 as follows:

Valuation of investment securities. We hold fixed maturity and equity securities, trading securities, derivatives, embedded derivatives, securities held as collateral and certain other financial instruments, which are carried at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•Level 1—Quoted prices for identical instruments in active markets.

•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and actively traded mutual fund investments.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and

Mr. Jim B. Rosenberg

August 20, 2008

private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives such as interest rate or cross currency swaps.

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. This category primarily consists of certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where we cannot corroborate the significant valuation inputs with market observable data.

As of each reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of including a particular input.

Our portfolio of fixed maturity securities is comprised primarily of investment grade registered securities. Estimates of fair values for these securities are obtained primarily from industry-standard pricing methodologies utilizing market observable inputs consistent with Level 2 inputs. For our less liquid securities, such as our privately placed securities, we utilize independent market data to employ alternative valuation methods commonly used in the financial services industry to estimate fair value. Based on the market observability of the inputs used in estimating the fair value, the pricing level is assigned.

Security pricing is applied using a hierarchy, or “waterfall” approach. The vast majority of our fixed maturity and equity securities use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from industry-standard pricing methodologies utilizing market observable information, when available. Because many fixed income securities do not trade on a daily basis, fair value is determined using industry-standard methodologies by applying available market information through processes such as benchmark curves, benchmarking of like-securities, sector groupings, quotes from market participants and matrix pricing. Observable information is compiled and integrates relevant credit information, perceived market movements and sector news. Additionally, security prices are periodically back-tested to validate and/or refine models as conditions warrant. Market indicators and industry and economic events are also monitored as triggers to obtain additional data. For certain structured securities with limited trading activity, industry-standard pricing methodologies utilize adjusted market information, such as index prices, to estimate fair value, which is not deemed observable for a particular security and results in the measurement being classified as Level 3.

Mr. Jim B. Rosenberg

August 20, 2008

Where specific market information is unavailable for certain securities, such as privately placed securities, internally developed pricing models produce estimates of fair value primarily utilizing Level 2 inputs along with certain Level 3 inputs. The internally developed models include matrix pricing. The pricing matrix begins with current treasury rates and uses credit spreads received from third-party sources to estimate fair value. The credit spreads incorporate the issuer’s industry or issuer-specific credit characteristics and the security’s time to maturity, if warranted. Remaining un-priced securities are valued using an estimate of fair value based on indicative market prices that include significant unobservable inputs not based on, nor corroborated by, market information.

In addition to this “waterfall” approach, we employ other valuation methods that we deem appropriate for certain externally managed funds.

Results of Operations and Selected Financial and Operating Performance Measures by Segment, page 103

2.	An objective of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow to facilitate investors’ determination of the likelihood that past performance is indicative of future performance. Your international and US mortgage insurance segments produced approximately 55%, 55% and 50% of your net operating income in 2007, 2006 and 2005, respectively. However, your discussion of risk factors affecting these businesses, particularly the economic slowdown, defaults and the significant and rapid declines in home prices, appears to indicate a reasonably likely decline in their future earnings levels that may be material. Also, you state that for your international and U.S. mortgage insurance businesses approximately 61% and 70%, respectively, of the risk in force has not reached the highest claim frequency years. Given these factors, please revise your disclosure to discuss and quantify known trends and uncertainties that you expect will materially affect the level of your net operating income for these two segments. This disclosure should address the expected impact on financial position and operating results of a reasonably likely divergence between expected future defaults on your risk in force and the corresponding assumptions reflected in your mortgage insurance premium rates. Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

We continually evaluate our disclosures for known trends and uncertainties that may affect our results of operations. We have added additional disclosure in 2008 to our most recent Form 10-Q [underlined below], and we propose to include the following additional disclosure [bold italicized] beginning with the third quarter Form 10-Q to discuss known trends and uncertainties affecting the International and U.S. Mortgage Insurance segments.

Mr. Jim B. Rosenberg

August 20, 2008

Trends and conditions affecting our segments

International

International mortgage insurance. Results of our international mortgage insurance business are affected by changes in regulatory environments, employment and other economic and housing market trends, including interest rate trends, home price appreciation, mortgage origination volume, levels of mortgage delinquencies and movements in foreign currency exchange rates. Our international mortgage insurance business has continued to expand with favorable operating results because of its portfolio mix and related underwriting and risk characteristics. In certain European countries, we are seeing a slowdown in housing markets. In particular, we believe the economic slowdown in Spain, Ireland and the United Kingdom has resulted in decreased home price appreciation, as well as lower mortgage insurance origination volume, in those markets. Europe represents approximately 5% of our international mortgage insurance risk in-force. We are also seeing a slowdown in housing market mortgage origination and home price appreciation levels in certain regions of Canada, as well as in Australia. We believe there are indications that other international housing markets may reflect similar characteristics assuming they experience an economic slowdown.

While global economies are slowing, overall home price appreciation remains positive and employment remains stable in Canada and Australia. Canada and Australia comprise approximately 95% of our international mortgage insurance risk in-force with an estimated average effective loan-to-value ratio of 70%. In this environment, our international mortgage insurance business has continued to expand with favorable operating results. High-risk lending practices such as sub-prime and 100% loan-to-value lending are far less common in international markets than in the United States, and there is significantly less reliance on capital market funding for liquidity needs. We have also taken steps to tighten our underwriting requirements and improve loss mitigation strategies in light of the slowing housing markets.

We expect that our established international mortgage insurance business in Canada and Australia will continue to contribute the majority of total revenues and profits of this business, while our entry into and growth in new international markets will be gradual in nature.

In July 2008, the Government of Canada announced adjustments to the rules for government guaranteed mortgages. For new government-backed mortgages originated on or after October 15, 2008, these new measures will limit the maximum amortization period to 35 years, establish a minimum down payment of five percent and establish a minimum credit score requirement of 620. We subsequently announced our intent to incorporate these standards into our underwriting guidelines effective October 15, 2008. We believe these changes may result in a small reduction of mortgage originations.

Mr. Jim B. Rosenberg

August 20, 2008

As a result of the expansion of our international mortgage insurance business in recent years, as of June 30, 2008, approximately 58% of our international risk in-force had not yet reached its anticipated highest claim frequency years, which are generally between the third and seventh year of the loan. We expect our loss experience on these loans will increase as these books of business continue to mature and on an overall basis remain within targeted pricing levels.

U.S. Mortgage Insurance

Results of our U.S. mortgage insurance business are affected by employment and other economic and housing market trends, including interest rate trends, home price trends, mortgage origination volume and product mix and the levels and aging of mortgage delinquencies including seasonal trends.

We believe that the U.S. housing market has slowed materially, and we expect the decline to continue. Home price appreciation has turned negative in the majority of the markets. We also expect unemployment levels to increase as the U.S. economy continues to slow in 2008 and potentially into 2009. In addition, there has been a significant increase in delinquency and foreclosure levels especially in the adjustable rate sub-prime market, according to the Mortgage Bankers Association, which we believe has resulted in an increase in housing supply levels and has further pressured home prices downward resulting in defaults not being supported by adequate levels of embedded home price appreciation to buffer or offset losses. We believe this overall pressure on the housing market is affecting the performance of our entire portfolio across all product lines but with particular impact in certain states and product types, including A minus, Alt-A and certain 100% loan-to-value loans.

The foregoing factors continue to contribute to an increase in paid claims and an increase in loss reserves as a result of a significant increase in delinquencies and foreclosures in our more recent books of business, particularly those of 2005, 2006 and 2007. While we continue to expect paid claims to increase throughout 2008, the rate at which claims are being paid has begun to slow somewhat due to loss mitigation opportunities, as well as from various state and lender foreclosure moratoriums and the overall volume of potential foreclosures in the marketplace. Going forward, we expect the slowdown in the pace at which we are paying claims to continue to have an impact on our delinquency inventory levels. These trends are evident in all products across all regions of the country and particularly in Florida, California, Arizona and Nevada, as well as in our A minus and Alt-A products. In addition, throughout the U.S., we have experienced an increase in the average loan balance of mortgage loan delinquencies. The Great Lakes region continues to experience an economic slowdown and has seen a more pronounced weakness in its housing markets as well as a decline in home prices. We are also experiencing an increase in delinquencies and associated reserves relating to adjustable rate loans in our bulk business, particularly from the 2006 and 2007 books of business.

Mr. Jim B. Rosenberg

August 20, 2008

While over 91% of our primary risk in-force in the U.S. is considered prime, based on FICO credit scores of the underlying mortgage loans, continued low or negative home price appreciation coupled with worsening economic conditions, including rising levels of unemployment, are expected to cause further increases in our incurred losses and related loss ratio. As of June 30, 2008, approximately 72% of our U.S. risk in-force had not yet reached its anticipated highest claim frequency years, which are generally between the third and seventh year of the loan. We expect our loss experience on these loans will increase as these books of business continue to mature in an adverse housing market environment.

Primary insurance in-force increased to $174.9 billion as of June 30, 2008, which represented an 11% increase as compared to December 31, 2007. In addition, net earned premiums have grown from $285 million for the six months ended June 30, 2007 to $373 million for the six months ended June 30, 2008. These increases in primary insurance in-force and net earned premiums reflect an increase in our flow product writings as a result of increased demand for private mortgage insurance as well as higher persistency. We believe the private mortgage insurance penetration rate has increased from approximately 6% in 2006 to approximately 15% in the first quarter of 2008 primarily driven by liquidity provided by the GSEs. In spite of market liquidity constraints, increased demand for private mortgage insurance and higher levels of persistency have led to higher levels of insurance in-force and related net earned premiums. However, more stringent underwriting guidelines combined with increased pricing in the market may offset the increase in demand for private mortgage insurance to some extent.

We participate in reinsurance programs in which we share portions of our premiums associated with flow insurance written on loans originated or purchased by lenders with captive reinsurance companies affiliated with these lenders in exchange for an agreed upon level of loss coverage if losses develop through specified threshold levels. For the six months ended June 30, 2008, we recorded a reinsurance recovery of $129 million where cumulative losses have exceeded the attachment points in several captive reinsurance arrangements, primarily related to the 2006 and 2007 books of business. We expect to record additional reinsurance recoveries throughout 2008 under these and other captive reinsurance arrangements as incurred losses display accelerated development on our books of business, particularly those of 2006 and 2007. In the first half of 2008, we saw worsening and early loss trends, particularly for the 2007 book year. If these trends continue over multiple years and are combined with further declines in home price appreciation, limited borrower refinancing options and deterioration of delinquency cures, which impact both frequency and severity of claims, we could exhaust captive reinsurance tiers for certain individual lenders on certain book years. Once the captive reinsurance is exhausted, or if required funds in trust are no longer sufficient for payment of claims, we would be responsible for any additional losses incurred.

Mr. Jim B. Rosenberg

August 20, 2008

We have taken various actions to reduce our new business risk profile including underwriting guideline and pricing changes. In the second quarter of 2008, we announced a rate increase of approximately 20% on our flow product. We have also reduced maximum loan-to-value ratios with a particular focus on constraining loan-to-value levels in specified declining markets and, in some cases, are exiting certain product lines. We believe these actions will improve our underwriting results on these and future books of business. In addition, our level of market penetration and eventual market size could also be affected by any actions taken by the GSEs or the Federal Housing Administration (“FHA”). The Housing and Economic Recovery Act of 2008 was enacted in July 2008. This legislation provides for changes to, among other things, the regulatory authority and oversight of the GSEs and the authority of the FHA including with respect to premium pricing, maximum loan limits, down payment requirements and reverse mortgages. We believe that these factors will result in improved profitability on the 2008 and future books of new insurance written.

Critical accounting estimates

Insurance liabilities and reserves. We calculate and maintain reserves for the estimated future payment of claims to our policyholders and contractholders based on actuarial assumptions and in accordance with industry practice and U.S. GAAP. Many factors can affect these reserves, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the reserves we establish are necessarily based on estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments.

Insurance reserves differ for long- and short-duration insurance policies and annuity contracts. Measurement of long-duration insurance reserves (such as guaranteed renewable term life, whole life and long-term care insurance policies) is based on approved actuarial methods, and includes assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments. Short-duration contracts (such as payment protection insurance) are accounted for based on actuarial estimates of the amount of loss inherent in that period’s claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

Mr. Jim B. Rosenberg

August 20, 2008

Estimates of mortgage insurance reserves for losses and loss adjustment expenses are based on notices of mortgage loan defaults and estimates of defaults that have been incurred but have not been reported by loan servicers, using assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim. As is common accounting practice in the mortgage insurance industry and in accordance with U.S. GAAP, loss reserves are not established for future claims on insured loans that are not currently in default. Management reviews quarterly the loss reserves for adequacy, and if indicated, updates the assumptions used for estimating and calculating such reserves.

The establishment of our mortgage insurance loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. In considering the potential sensitivity of the factors underlying management’s best estimate of our U.S. and international mortgage insurance reserves for losses, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor could change the reserve amount by approximately $29 million and $18 million for our U.S. and international mortgage insurance businesses, respectively. Changes to our estimates could result in material changes to our operations, even in a stable economic environment. Adjustments to our reserve estimates are reflected in the consolidated financial statements in the years in which the adjustments are made.

Unearned premiums. In our international mortgage insurance business, the majority of our insurance contracts are single premium. For single premium insurance contracts, we recognize premiums over the policy life in accordance with the expected pattern of risk emergence. We recognize a portion of the revenue in premiums earned in the current period, while the remaining portion is deferred as unearned premiums and earned over time in accordance with the expected pattern of risk emergence. If single premium policies are cancelled and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized to earned premiums upon notification of the cancellation. The expected pattern of risk emergence on which we base premium recognition is inherently judgmental and is based on actuarial analysis of historical experience. Changes in market conditions could cause a decline in mortgage originations, mortgage insurance penetration rates or our market share, all of which could impact new insurance written. For example, a decline in flow new insurance written of $1.0 billion would result in approximately a $3 million reduction in earned premiums in the full first year. However, this decline would be partially offset by the recognition of earned premiums from established unearned premium reserves primarily from the last three years of business.

Mr. Jim B. Rosenberg

August 20, 2008

As of December 31, 2007 and 2006, we had $5.6 billion and $4.2 billion, respectively, of unearned premiums, of which $3.4 billion and $2.3 billion, respectively, related to our international mortgage insurance business. We recognize international mortgage insurance unearned premiums over a period of up to 25 years, most of which are recognized between three and seven years from issue date. The recognition of earned premiums for our international mortgage insurance business involves significant estimates and assumptions as to future loss development and policy cancellations. These assumptions are based on our historical experience and our expectations of future performance, which are highly dependent on assumptions as to long-term macroeconomic conditions including interest rates, home price appreciation and the rate of unemployment. We periodically review our expected pattern of risk emergence and make adjustments based on actual experience and changes in our expectation of future performance with any adjustments reflected in current period income. For the six months ended June 30, 2008 and the year ended December 31, 2007, increases to earned premiums in our international mortgage insurance business as a result of adjustments made to our expected pattern of risk emergence and policy cancellation assumptions were $22 million and $45 million, respectively.

Our expected pattern of risk emergence for our international mortgage insurance business is subject to change given the inherent uncertainty as to the underlying loss development and policy cancellation assumptions and the long duration of our international mortgage insurance policy contracts. Actual experience that is different than assumed for loss development or policy cancellations could result in a material increase or decrease in the recognition of earned premiums depending on the magnitude of the difference between actual and assumed experience. Loss development and policy cancellation variations that could be considered reasonably likely to occur in the future would result in accelerated or decelerated recognition of earned premiums that would result in an increase in net income of up to $50 million or a decrease in net income of up to $25 million, depending on the magnitude of variation experienced. It is important to note that the variation discussed above is not meant to be a best-case or worst-case scenario, and therefore, it is possible that future variation may exceed the amounts discussed above.

In our U.S. Mortgage Insurance segment, the majority of our insurance contracts have recurring premiums. We recognize recurring premiums over the terms of the related insurance policy on a pro-rata basis (i.e., monthly). Changes in market conditions could cause a decline in mortgage originations, mortgage insurance penetration rates and our market share, all of which could impact new insurance written. For example, a decline in new flow insurance written of $1.0 billion would result in approximately a $6 million reduction in earned premiums in the first full year. Likewise, if flow persistency declined on our existing insurance in-force by 10%, earned premiums would decline by approximately $65 million during the first full year, potentially offset by lower reserves due to policies no longer being in-force.

Mr. Jim B. Rosenberg

August 20, 2008

The remaining portion of our unearned premiums relates to our payment protection and long-term care insurance businesses where the underlying assumptions as to risk emergence are not subject to significant uncertainty. Accordingly, changes in underlying assumptions as to premium recognition we consider being reasonably likely for these businesses would not result in a material impact on net income.

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We acknowledge the following:

—	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

—	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher Senior Vice President — Chief Financial Officer (Principal Financial Officer)	Amy R. Corbin Vice President and Controller (Principal Accounting Officer)

cc:

Don Abbott,

Senior Staff Accountant, U.S. Securities and Exchange Commission

Frank Wyman,

Staff Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer,

Chairman, President and Chief Executive Officer, Genworth Financial, Inc.